KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 • (416) 848-1171 • Fax: (416) 850-5439

October 3, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 8, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated September 5, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Notes to Consolidated Financial Statements (Unaudited)
Note 12: Acquisitions and Discontinued Operations
(b) Discontinued Operations, page 9

Comment:

1. Please tell us how your disposal of the Itasca Real Estate Investors, LLC business represents a strategic shift that has (or will have) a major effect on your operations or results of operations in order to be classified as discontinued operations under ASC 205-20-45-1B.

Company’s Response:

The disposal of Itasca Real Estate Investors, LLC does not represent a strategic shift as defined in ASC 205-20-45-1B because the disposal will not have a major effect on the Company’s operations and financial results, as demonstrated by the amounts below to be reclassified. The Company will revise its presentation of Itasca Real Estate, LLC in future periodic filings, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2018, to report the loss on disposal as part of continuing operations. The Company will also reclassify the operations of Itasca Real Estate, LLC in its statements of operations for current and prior periods from discontinued operations to continuing operations and will reclassify the assets and liabilities of Itasca Real Estate, LLC from assets held for sale and liabilities held for sale to the appropriate asset and liability lines of the December 31, 2017 balance sheet reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2018.

The revised presentation will reclassify the following amounts, presented in thousands of dollars, related to Itasca Real Estate Investors, LLC, from discontinued operations to continuing operations:

•	Gain on disposal of subsidiary - 17

•	2018 year to date loss from continuing operations – (11)

•	2017 year to date loss from continuing operations – (16)

The revised presentation will reclassify the following amounts, presented in thousands of dollars, related to Itasca Real Estate Investors, LLC, from assets and liabilities held for sale to the following assets and liabilities at December 31, 2017:

•	Cash and cash equivalents - 3

•	Property and equipment - 681

•	Accrued expenses and other liabilities - 49

Comment:

2. It is apparent from your response to prior comment 2 that you utilize the residual approach to allocate transaction price to the "warranty administrative services" by deducting the selling price of the "other warranty services" derived under the expected cost plus a margin approach from the overall transaction price. Please tell us why it is appropriate to use the residual approach when ASC 606-10-32-34c indicates that this method subtracts the sum of observable standalone selling prices or other goods or services promised in a contract from the total selling price and it does not appear that the selling price of your "other warranty services" derived under the expected cost plus a margin approach is observable.

Company’s Response:

The Company acquired PWSC on October 12, 2017. The Company used the residual method to estimate the standalone selling price of its warranty administrative services performance obligation, believing this approach would yield an estimate reasonably consistent with a cost-to-cost approach, to allocate the transaction price to its warranty administrative services performance obligation. As the Company continues to better understand this newly acquired business, and with the assistance of a nationally recognized accounting firm, the Company has developed a cost plus margin model to estimate the standalone selling price of its warranty administrative services performance obligation based upon its determination of the costs associated with fulfilling this performance obligation. As described in our August 13, 2018 response to comment 2, the Company previously had developed a cost plus margin model to estimate the standalone selling price for its other warranty services performance obligation. Now that the Company has developed a cost plus margin model for each of the two distinct performance obligations in the PWSC warranty contracts, the Company is able to apply a cost-to-cost approach to estimate the standalone selling prices of the two performance obligations. The relative percentage of costs associated with the warranty administrative services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the warranty administrative services performance obligation, which PWSC recognizes as earned at the time the home is enrolled and the warranty product is delivered. The relative percentage of costs associated with the other warranty services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the other warranty services performance obligation, which PWSC recognizes as earned as services are performed over the warranty coverage period. As a result of the Company’s revised analysis, it was concluded that the cost-to-cost approach will result in the Company recognizing revenue more slowly compared to the previously calculated revenue recognition pattern.

Based on this reassessment, below is a summary of the effect on homebuilder warranty service fees and commission income previously reported by the Company in Note 12, Revenue from Contracts with Customers, in its Quarterly Report on Form 10-Q for the six months ended June 30, 2018:

The Company does not believe the impact of this adjustment is material to its consolidated financial statements for the six months ended June 30, 2018; consequently, it will record this adjustment in its consolidated financial statements for the three months ended September 30, 2018.

Our reassessment also yielded a cumulative effect adjustment to the January 1, 2018 consolidated balance sheet for those contracts that were not fully completed as of the date of adoption of ASU 2014-09. The cumulative effect adjustment will increase the January 1, 2018 accumulated deficit and increase the January 1, 2018 deferred service fees by $0.5 million each. The Company will record this cumulative effect adjustment in its September 30, 2018 consolidated balance sheet and will add the following disclosure to its Note 4(a), Adoption of New Accounting Standards, included in its Quarterly Report on Form 10-Q for the period ended September 30, 2018:

As a result of the adoption of ASU 2014-09, the Company recorded a cumulative effect adjustment to increase accumulated deficit by $0.5 million and increase deferred service fees by $0.5 million. Prior periods have not been restated to conform to the current presentation.

Comment:

3. Also regarding your response to prior comment 2, please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:
• Discloses the judgments, and any changes in judgments, used in determining the allocation of transaction price to the performance obligations under ASC 606-10-50- 17b and 50-20c; and
• Discloses the method and an explanation of how that method provides a faithful depiction of the transfer of services for your over time performance obligations as required by ASC 606-10-50-18.b.

Company’s Response:

The Company proposes to enhance its disclosure in Note 12, Revenue from Contracts with Customers, in future periodic filings as follows, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2018:

PWSC’s homebuilder warranty service fees include fees collected from the sale of warranties issued by new homebuilders. PWSC receives a single warranty service fee as its transaction price at the time it enters into a written contract with each of its builder customers. Each contract contains two separate performance obligations - warranty administrative services and other warranty services. Warranty administrative services include enrolling each home sold by the builder into the program and the warranty administrative system and delivering the warranty product. Other warranty services include answering builder or homeowner questions regarding the home warranty and dispute resolution services.

Standalone selling prices are not directly observable in the contract for each of the separate performance obligations. As a result, PWSC used the estimated cost plus margin approach to estimate the standalone selling price for each of its performance obligations in order to allocate the transaction price to the two separate performance obligations identified.

For the warranty administrative services performance obligation, PWSC makes judgments about which of its actual costs are associated with enrolling each home sold by the builder into the program and the warranty administrative system and delivering the warranty product. For the other warranty services performance obligation, PWSC makes judgments about which of its actual costs are associated with activities, such as answering builder or homeowner questions regarding the home warranty and dispute resolution services, which are performed over the life of the warranty coverage period. The relative percentage of costs associated with the warranty administrative services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the warranty administrative services performance obligation, which PWSC recognizes as earned at the time the home is enrolled and the warranty product is delivered. The relative percentage of costs associated with the other warranty services performance obligation is applied to the transaction price to determine the estimated standalone selling price of the other warranty services performance obligation, which PWSC recognizes as earned as services are performed over the warranty coverage period.

For the other warranty services performance obligation, PWSC applies an input method of measurement, based on the estimated cost plus margin of providing services, to determine the transfer of its services over the warranty coverage period. PWSC uses historical data regarding the number of calls it receives and activities performed, in addition to the number of homes enrolled, to estimate the number of complaints and dispute resolution requests to be received by year until coverage expires, which allows PWSC to develop a revenue recognition pattern that it believes provides a faithful depiction of the transfer of services over time for the other warranty services performance obligation.

PWSC’s homebuilder warranty commissions include commissions from the sale of warranty contracts for those builders who have requested and receive insurance backing of their warranty obligations. PWSC acts as an agent on behalf of the third-party insurance company that underwrites and guaranties these warranty contracts. Homebuilder warranty commissions are earned on the certification date, which is typically the date of the closing of the sale of the home to the buyer. The Company also earns fees to manage remediation or repair services related to claims on insurance-backed warranty obligations, which are earned when the claims are closed, and a profit-sharing bonus on eligible warranties, which is determined based on expected ultimate loss ratio targets and is earned at the time the profit-sharing bonus is received.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer

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